Lendsnap, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

LENDSNAP, INC.

TABLE OF CONTENTS



To the Stockholders of
Lendsnap, Inc.
Oakland, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Lendsnap, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
March 19, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

LENDSNAP, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$ 169,439	$ 52,782
Accounts receivable	100	-
Advances to shareholders	44,835	-
Total Current Assets	214,374	52,782
TOTAL ASSETS	$ 214,374	$ 52,782
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 50,092	$ 17,716
Advances from shareholders	-	70,495
SAFE liability	687,300	25,000
Total Current Liabilities	737,392	113,211
Non-Current Liabilities:	-	-
Total Liabilities	737,392	113,211
Stockholders' Equity (Deficit):		
Common stock, $0.00001 par, 10,000,000 shares authorized, 5,378,792 and 4,705,883 shares issued and outstanding, 3,663,366 and 1,936,275 vested, each as of December 31, 2016 and 2015, respectively.	54	47
Additional paid-in capital	14,134	7,412
Accumulated deficit	(537,206)	(67,888)
Total Stockholders' Equity (Deficit)	(523,018)	(60,429)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 214,374	$ 52,782

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LENDSNAP, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Revenues, net	$ 5,700	$ -
Cost of net revenues	(39,771)	-
Gross Profit (Loss)	(34,071)	-
Operating Expenses:		
Research and development	303,210	29,607
General and administrative	112,523	27,250
Sales and marketing	19,514	2,350
Total Operating Expenses	435,247	59,207
Loss from operations	(469,318)	(59,207)
Other Expenses:		
Interest expense	-	-
Total Other Expenses	-	-
Net Loss	$ (469,318)	$ (59,207)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

LENDSNAP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance at December 31, 2014	-	$ -	$ -	$ (8,681)	$ (8,681)
Issuance of common stock	4,000,000	40	360		400
Exercise of options	705,883	7	7,052		7,059
Net Loss				(59,207)	(59,207)
Balance at December 31, 2015	4,705,883	47	7,412	(67,888)	(60,429)
Issuance of common stock	1,209,600	12	12,084		12,096
Exercise of options	22,133	1	220		221
Repurchase of common stock	(558,824)	(6)	(5,582)		(5,588)
Net Loss				(469,318)	(469,318)
Balance at December 31, 2016	5,378,792	$ 54	$ 14,134	$ (537,206)	$ (523,018)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LENDSNAP, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (469,318)	$ (59,207)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:		
Changes in operating assets and liabilities:		
Change in receivables	(100)	-
Change in advances from/(to) shareholders	(115,330)	61,814
Change in payables and accrued expenses	32,376	17,716
Net Cash Provided by (Used in) Operating Activities	(552,372)	20,323
Cash Flows from Investing Activities		
Net Cash Provided by (Used in) Investing Activities	-	-
Cash Flows from Financing Activities		
Issuance of SAFE agreements	662,300	25,000
Issuance of common stock, net of repurchases	6,729	7,459
Net Cash Provided by Financing Activities	669,029	32,459
Net Change In Cash	116,657	52,782
Cash at Beginning of Period	52,782	-
Cash at End of Period	$ 169,439	$ 52,782
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Lendsnap, Inc. (the "Company"), is a corporation organized August 4, 2014 under the laws of Delaware. The Company has developed and operates a document management portal for home mortgage lenders.

As of December 31, 2016, the Company has not yet commenced full scale operations nor generated significant revenue. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2016 and 2015 was not necessary.

Property and Equipment

Property and equipment are recorded at cost. Depreciation recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 3-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2016 and 2015 the Company had no property and equipment or associated depreciation expense.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP. When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Fees for use of the portal are billed and earned monthly, resulting in no deferred revenue.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $303,210 and $29,607 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2016 and 2015, cumulative losses through December 31, 2016, and no history of generating taxable income. Therefore, full valuation allowances were recorded against deferred tax assets of $212,920 and $26,259 as of December 31, 2016 and 2015, respectively. Accordingly, no provision for income taxes has been recognized for the years ended December 31, 2016, and 2015. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimates to be 39.8%.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2016, and 2015, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $534,512 and $65,921, respectively, which may be carried forward and will expire if not used between 2034 and 2036 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

The Company authorized 10,000,000 shares of common stock at $0.00001 par value, each of which carries one equal vote in shareholder actions.

In January 2015, the Company issued 4,000,000 common shares to its CEO at a price of $0.01 per share, for total proceeds of $400. These shares vest at a rate of 1/48 per month, commenced March 31, 2014.

In September 2015, an employee purchased 705,883 shares of common stock at a price of $0.01 per share, for total proceeds of $7,059 under the terms of a stock purchase agreement. 3/48 of these shares vested on August 31, 2015, and 7/48 of these shares vested between August 2015 and March 2016 prior to the employee's April 22, 2016 termination, which resulted in the Company's repurchase of the 558,824 unvested shares for $5,588 in the year ended December 31, 2016.

In February and March 2016, three employees and consultants exercised options granted under the 2015 Equity Incentive Plan to purchase 22,133 shares of common stock at a price of $0.01 per share, for total proceeds $221.

In March and May 2016, two startup accelerators purchased a total of 411,404 shares of common stock at a price of $0.01 per share, for total proceeds $4,114, in conjunction with the signing of SAFE agreements, as further discussed later in this note.

In September 2016, a co-founder, Mike Romano, purchased 798,196 shares of common stock at a price of $0.01 per share, for total proceeds $7,982. 25% of this stock vested immediately, and 1/48 of the total shares vests monthly, beginning October 1, 2016.

As of December 31, 2016 and 2015, 5,378,792 and 4,705,883 common shares were issued and outstanding, respectively, of which 1,715,426 and 2,769,608 were unvested, respectively, and vest over a weighted average period of 21 months as of December 31, 2016.

2015 Equity Incentive Plan

The Company adopted the *2015 Equity Incentive Plan* (the "Plan"), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 1,654,712 shares of common stock under the Plan. As of December 31, 2016 and 2015, 182,396 and 458,614 shares of common stock were available for grant under the Plan, respectively. A summary of options activities during 2015 and 2016 is as follows:

	December 31, 2016		December 31, 2015	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	490,215	$ 0.01	-	$ 0.01
Granted	438,719	$ 0.01	1,234,840	$ 0.01
Exercised	(22,133)	$ 0.01	(705,883)	$ 0.01
Forfeited	(162,501)	$ 0.01	(38,742)	$ 0.01
Outstanding - end of year	744,300	$ 0.01	490,215	$ 0.01
Exercisable at end of year	306,098	$ 0.01	139,372	$ 0.01
Weighted average grant date fair value of options granted during year	$ -		$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	8.6		9.7	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company calculated its estimate of the value of the stock compensation granted during the years ended December 31, 2016 and 2015 under FASB ASC 718, and concluded the value of these options was trivial and therefore did not record compensation costs related to the stock option grants.

SAFE Agreements

In September 2015, the Company entered into a SAFE (Simple Agreement for Future Equity) agreement with a third party for $25,000. The instrument bears no interest, has no set maturity date, and will convert to preferred stock at a 20% discount in the event of any equity financing that issues preferred stock at a fixed pre-money valuation.

During 2016, the Company entered into $662,300 of additional SAFE agreements with investors, one of whom was the CEO, who contributed $121,495. The instruments bear no interest, have no set maturity date, and will convert to preferred stock at a 20% discount in the event of a qualified equity financing through the issuance of preferred stock. For $175,000 of these instruments, the triggering equity financing must be at least $250,000 and are converted into the number of shares determined by the pricing at the 20% discount to the triggering equity financing or the price per share implied by a $10,000,000 valuation on the Company's fully diluted capitalization, whichever results in a greater number of shares. Another $16,805 requires an equity financing of at least $5,000,000 with no valuation cap, and contain a ten year term expiring May 31, 2026. $224,000 of these notes have no minimum equity financing and are convertible into the number of shares determined by the pricing at the 20% discount to the triggering equity financing or the price per share implied by a $6,000,000 valuation on the Company's fully diluted capitalization, whichever results in a greater number of shares. Finally, all remaining instruments specify no minimum equity financing or valuation cap.

In the event of liquidation, SAFE investors may elect to receive cash for the instrument's face value or convert the instrument into stock. Should the Company be dissolved, SAFE investors are entitled to distribution priority over common shareholders. If the Company's funds are insufficient to repay all SAFE investors, pro rata distribution of funds will take place.

As of December 31, 2016 and 2015, the SAFE agreements had not yet converted, as a qualified financing had not yet occurred, resulting in classification as liabilities of $687,300 and $25,000, respectively. The SAFE agreements are recorded as liabilities until conversion occurs.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company's co-founders, who are also shareholders, were advanced funds from the Company and have advanced funds to the Company in the normal course of business since inception. As of December 31, 2016 and 2015, the balance due to the Company under these arrangements was $44,835 and $0, and the Company owed the co-founders $0 and $70,495, all respectively. These advances bear no interest and are considered payable on demand.

NOTE 6: LEASE OBLIGATIONS

The Company leases office space on a month-to-month basis at a current rate of $600 per month. Since the lease is short-term, the Company has no future minimum obligation related to this lease. Total rent expense for the years ended December 31, 2016 and 2015 was $4,300 and $0, respectively.

NOTE 7: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

During 2016, one customer comprised 93%, or $3,900, of the $4,200 revenues from recurring license fees and 100% of one-time setup fee revenue of $1,500, for a concentration of 95%, or $5,400 of total revenues of $5,700. Loss of this customer would significantly impact the Company's recurring revenue streams.

NOTE 8: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of December 31, 2016 the Company's available cash was $169,439. The Company incurred a substantial loss from operations and had negative cash flows from operating activities for the year ended December 31, 2016. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These projections and certain liquidity risks raise substantial doubt about whether the Company will be able to meet current operating demands. As a result of these factors, there exists substantial doubt to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9: SUBSEQUENT EVENTS

Option Issuance

In 2017, the Company issued 60,500 stock options with an exercise price of $0.01 per share, which vest over 48 months.

Management's Evaluation

Management has evaluated subsequent events through March 19, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.